Annual Shareholder Meetings Results:

The Fund held its annual meeting of shareholders on December 28, 2005. Common/Preferred shareholders of the fund voted to re-elect R. Peter Sullivan III and David C. Flattum as a Class III Trustees to serve until 2008.

The resulting vote count is indicated below:

							Withheld
					Affirmative    Authority

Re-election of David C. Flattum 	  6,559,878       89,023
Re-election of R. Peter Sullivan III 	  6,561,884       87,017

Messrs. Paul Belica, Robert E Connor continue to serve as Trustees of the Fund.

Jack J. Dalessandro and Hans W. Kertess continue to serve as Preferred Share Trustees of the Fund.